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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*
                               (Amendment No.  )*


                               SILVER DINER, INC.
                                (Name of Issuer)

                         Common Stock, par value $.00074
                         (Title of Class of Securities)

                                  827655 10 1
                                 (CUSIP Number)

Ms. Catherine Britton                  Arnold Westerman, Esq.
8706 Brook Road                         Arent Fox Kintner Plotkin & Kahn
McLean, Virginia 22102                 1050 Connecticut Ave., N.W.
703/442-8430                           Washington, D.C.  20036-5339
                                       202/857-6243

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               April 7, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:    Six copies of this statement,  including all exhibits,  should be filed
with the Commission.   See Rule 13d-1(a) for other parties to whom copies are to
be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      827655 10 1                         Page 2 of 2 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Catherine Britton

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        Not applicable.
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   1,611,154

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                --
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   1,611,154
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   --

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,611,154

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.9%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Interest.

         This Statement relates to the common stock, par value $0.00074 per share ("Common Shares"), of Silver Diner, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11806 Rockville Pike, Rockville, Maryland 20852.

Item 2.           Identity and Background

         (a) and (b) This Statement is filed by Catherine Britton, a natural person whose address is 8706 Brook Road, McLean, Virginia 22102.

         (c)      Ms. Britton is a director of the Issuer.

         (d) and (e) Ms. Britton has not been the subject of any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor has Ms. Britton been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction within the past five years as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Ms. Britton is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         On April 7, 1997, Ms. Britton's husband, Robert T. Giaimo, who is Chairman of the Board, a director and President of the Issuer, transferred to Ms. Britton for estate planning purposes, for no consideration, 1,611,154 Common Shares. Concurrent with the transfer of the Common Shares to Ms. Britton, Mr. Giaimo assigned to Ms. Britton, and Ms. Britton agreed to be bound by, a stock option agreement between Mr. Giaimo and Clinton A. Clark ("Stock Option Agreement"), pursuant to which Mr. Giaimo granted an option to Mr. Clark to acquire 20,003 Common Shares exercisable at $3.60 per share at any time prior to April 4, 2005. A copy of the Stock Option Agreement is attached hereto as
Exhibit 1 and incorporated herein by this reference.


Item 4.           Purpose of Transaction


         Except as described herein and in Item 6, and except for plans or proposals of the Issuer in which Ms. Britton may participate in her capacity as a director of the Issuer, Ms. Britton has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

         Subject to the foregoing, Ms. Britton reserves the right to purchase additional securities of the Issuer or to sell some or all of the Common Shares at any time in private or market transactions depending on market conditions, her evaluation of the Issuer's business, prospects and financial condition, the market for the Common Shares, other opportunities available to Ms. Britton, prospects for Ms. Britton's own businesses, general economic conditions, money and stock market conditions and other further developments.


Item 5.           Interest in Securities of the Issuer.

         (a) Ms. Britton beneficially owns 1,611,154 Common Shares, representing approximately 13.9% of the outstanding Common Shares as of March 19, 1997. Ms. Britton disclaims beneficial ownership of the 1,486,472 Common Shares owned by Mr. Giaimo, which represent approximately 12.8% of the outstanding Common Shares as of March 19, 1997. See Amendment No. 1 to Mr. Giaimo's Statement on Schedule 13D dated April 15, 1997.

         (b) Ms. Britton has the sole power to vote and dispose of 1,611,154 Common Shares and, except as set forth in response to Item 3 hereof, is not subject to any agreement regarding the voting or disposition of any of such Common Shares. Ms. Britton is the wife of, and resides with, Mr. Giaimo who is the Issuer's Chairman of the Board.

         (c) Other than as described in Item 3, no transactions in Common Shares were effected by Ms. Britton during the sixty days prior to the date of this Schedule.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Agreements, Understandings and Relationships with Respect to Securities of the Issuer.

         The information contained in Item 3 of this Statement with respect to the Stock Option Agreement is incorporated herein by this reference.

         Except as described herein or in Items 3, 4 and 5, Ms. Britton does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares owned by her, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

         Exhibit 1         --       Stock Option Agreement.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:    April 15, 1997                              /s/ CATHERINE BRITTON
                                                     ------------------------
                                                     Catherine Britton

                                  EXHIBIT INDEX


EXHIBIT NO.                        TITLE                         PAGE


         1                 Stock Option Agreement.